UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.22)*
Yardville National Bancorp (Name of Issuer)
Common Stock (Title of Class of Securities)
98502114 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 6, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13D which was filed on July 29, 2004, Amendment No.l was filed on February 15, 2005, Amendment No.2 was filed on May 4, 2005, Amendment No.3 was field on May 11, 2005, Amendment No.4 was filed on June 17, 2005, Amendment No.5 was filed on August 16, 2005, Amendment No.6 was filed on November 10, 2005, Amendment No.7 was filed on November 30, 2005, Amendment No.8 was filed on February 24, 2006, Amendment No.9 was filed on March 10, 2006, Amendment No.l10 was filed on June 5, 2006, Amendment No. 11 was filed on June 23, 2006, Amendment No.12 was filed on January 29, 2007, Amendment No.13 was filed on February 2, 2007, Amendment No.14 was filed on February 6, 2007, Amendment No. 15 was filed on February 13, 2007, Amendment No. 16 was filed on February 15, 2007, Amendment No. 17 was filed on March 13, 2007, Amendment No. 18 was filed on March 20, 2007, Amendment No. 19 was filed on March 23, 2007, Amendment No. 20 was filed on April 18, 2007 and Amendment No. 21 was filed on May 4, 2007 on behalf of Seidman and Associates, L.L.C ("SAL"), Seidman Investment Partnership, L.P. ("SIP"), Seidman Investment Partnership II, L.P. ("SIPII"), Broad Park Investors, L.L.C. ("Broad Park"), Federal Holdings, L.L.C. ("Federal"), Lawrence Seidman ("Seidman"), Patrick Robinson ("Robinson"), Neal Axelrod ("Axelrod") and Dennis Pollack ("Pollack") and LSBK06-08, L.L.C. (“LSBK”), a New Jersey limited liability company being added as a Reporting Person, collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Yardville National Bancorp (YANB), a New Jersey corporation, is hereby amended asa set forth below:  Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D".  Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

 Item 4. Purpose of Transaction

On June 6, 2007 Lawrence B. Seidman entered into a Non-Interference Agreement with The PNC Financial Services Group, Inc. and a Settlement Agreement and Mutual Release with Yardville National Bancorp and its directors.  Copies of these documents are attached hereto as Exhibit A and Exhibit B.

Item 5. Interest in Securities of the Issuer.

(a)(b)(c)  As of the close of business on June 6, 2007, the Reporting Persons owned beneficially an aggregate of 1,026,773 shares of Common Stock which constituted approximately 9.26% of the 11,083,891 shares of Common Stock outstanding as of May 7, 2007 as disclosed in the Issuer's Form 10-Q for the period ended March 31, 2007.

Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 26, 2004

/s/ Patrick Robinson

/s/ Neal Axelrod

Exhibit A

STRICTLY CONFIDENTIAL

NON-INTERFERENCE AGREEMENT

NON-INTERFERENCE AGREEMENT, dated as of June 6, 2007 (this “Agreement”), by and between The PNC Financial Services Group, Inc., a Pennsylvania corporation (“PNC”), and Lawrence B. Seidman (the “Stockholder”).

W I T N E S S ET H:

WHEREAS, Yardville National Bancorp, a New Jersey corporation (“Yardville”), and PNC are, immediately after the execution and delivery of this Agreement, entering into an Agreement and Plan of Merger, dated the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Yardville will merge with and into PNC (the “Merger”), and each outstanding share of Yardville common stock, no par value, of Yardville (“Yardville Common Stock”) will be converted into the right to receive, at the election of the holder thereof (subject to proration), cash and/or shares of common stock, par value $5.00 per share, of PNC (“PNC Common Stock”) having a value (based on the average closing sale prices of PNC Common Stock on the New York Stock Exchange as reported by The Wall Street Journal for the five trading days immediately preceding the completion of the Merger (the “PNC Closing Price”) equal to (i) $14.00 plus (ii) the product, rounded to the nearest one tenth of a cent, of 0.2923 times the PNC Closing Price (the “Merger Consideration”); and

WHEREAS, as an inducement and condition to the entrance of PNC into the Merger Agreement, the Stockholder has agreed to enter into this Agreement and abide by the covenants and obligations set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

REPRESENTATIONS AND WARRANTIES

1.1 Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to PNC as follows:

(a) Authorization; Validity of Agreement; Necessary Action. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a valid and binding obligation of PNC, constitutes a valid and binding obligation of the Stockholder, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally and to general equity principles).

       (b) No Violation. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of his obligations under this Agreement will not, (i) to his knowledge, conflict with or violate any law, ordinance or regulation of any Governmental or Regulatory Authority applicable to the Stockholder or by which any of his assets or properties is bound or any investment management, account terms or other similar agreement or instrument pursuant to which it has beneficial ownership of the Shares, or (ii) conflict with, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or require payment under, or result in the creation of any Lien on the properties or assets of the Stockholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or any of his assets or properties is bound, except for any of the foregoing as could not reasonably be expected, either individually or in the aggregate, to materially impair the ability of the Stockholder to perform his obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

       (c) Consents and Approvals. The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby will not, require the Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity.

       (e) Absence of Litigation. There is no suit, action, investigation or proceeding pending or, to the knowledge of the Stockholder, threatened by or against or affecting the Stockholder or any of its Affiliates before or by any Governmental Entity that could reasonably be expected to impair the ability of the Stockholder to perform its obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

ARTICLE II

COVENANTS

2.1 Non-Solicitation. The Stockholder agrees, while this Agreement is in effect, not to, nor to permit any affiliate, investment banker, financial adviser, attorney, accountant or other representative or agent of the Stockholder or any other person or entity controlled by the Stockholder to, directly or indirectly, (i) initiate, solicit, encourage, or take any other action that is designed to facilitate any inquiries or the making or implementation of any proposal that constitutes, or may reasonably be expected to lead to, any merger, consolidation, share exchange, tender offer, exchange offer, business combination, sale of assets, recapitalization, or any other similar transactions involving Yardville or its subsidiaries, (ii) seek to advise or influence any person with respect to the voting of any shares of Yardville Common Stock in connection with any vote or other action on any matter relating to the Merger Agreement or the Merger or any transaction of the sort contemplated by the preceding clause (i), (iii) make any public statements or any statements intended or reasonably expected to become public to the effect that other holders of Yardville Common Stock should not vote in favor of the Merger Agreement or the Merger or that defames or disparages PNC, Yardville, the Merger Agreement or the Merger.

2.2 No Litigation. The Stockholder agrees, while this Agreement is in effect, that he will not, and he will not permit any person or entity controlled by him, and he will not encourage any other person or entity, to commence, prosecute or participate in any litigation or court action adverse to PNC, Yardville or their affiliates (including their respective officers and directors) relating to the Merger Agreement, the Merger or any other action or omission of or by the board of directors of Yardville or any member thereof in their capacities as such, and the Stockholder further agrees to execute immediately prior to the completion of the Merger (but conditioned upon completion of the Merger) a release agreement (in a form to be agreed in good faith) fully and unconditionally releasing any claims or actions with respect to the foregoing matters; provided, that such release agreement shall not provide for the release by the Stockholder of any claims or actions that the Stockholder may have against Yardville or its affiliates (including its officers and directors) pursuant to the terms of, or arising out of a breach of, that certain Settlement Agreement and Mutual Release among the Stockholder, Yardville and the directors and certain former directors of Yardville of even date herewith (it being understood that the obligations under such contract shall terminate upon completion of the Merger except to the extent of any amounts owing in respect of periods ending on or prior to the completion of the Merger).

2.3 Waiver of Appraisal Rights. To the fullest extent permitted by applicable law, the Stockholder hereby waives any right of appraisal or rights to dissent from the Merger that it may have under applicable law.

ARTICLE III

MISCELLANEOUS

3.1 Termination. This Agreement shall terminate upon the earlier to occur of (a) the completion of the Merger and (b) the date and time of termination of the Merger Agreement by either or both of PNC and Yardville pursuant to the terms of the Merger Agreement. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, such termination shall not relieve any party from liability for any willful breach of this Agreement prior to such termination.

3.2 Further Assurances. From time to time, at the other party’s request and without further consideration, each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to consummate the transactions contemplated by this Agreement.

3.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation) or delivered by an overnight courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

           (a) if to PNC to:

            The PNC Financial Services Group, Inc.
            One PNC Plaza 249 Fifth Avenue
            Pittsburgh, Pennsylvania 15222
            Fax: (212) 762-6238
            Attention: Mergers & Acquisition Department

            with a copy to:

            Wachtell, Lipton, Rosen & Katz
            51 West 52nd Street
            New York, New York 10019
           Fax:    (212) 403-2000
           Attention:    Edward D. Herlihy, Esq. and
                    Nicholas G. Demmo, Esq.

            (b) if to the Stockholder to:

            Lawrence B. Seidman
            100 Misty Lane Parsippany, New Jersey 07054
            Fax: (973) 94-0421

            with a copy to:

            Bray, Chiocca & Miller, L.L.C.
            100 Misty Lane
            Lanidex Executive Center
            Parsippany, New Jersey 07054
            Fax: (973) 686-3739
            Attention: Peter R. Bray, Esq.

3.4 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Whenever “knowledge” is used in this Agreement, it shall be deemed to mean the actual knowledge of the Stockholder. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

3.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

3.6 Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

3.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without regard to any applicable principles of conflicts of law.

3.8 Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

3.9 Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

3.10 Severability. Any term or provision of this Agreement that is determined by a court of competent jurisdiction to be invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction, and if any provision of this Agreement is determined to be so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable, in all cases so long as neither the economic nor legal substance of the transactions contemplated hereby is affected in any manner materially adverse to any party or its stockholders or limited partners. Upon any such determination, the parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.

3.11 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations of any party hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

[Signatures appear on following pages.]

        IN WITNESS WHEREOF, the parties hereto have signed or have caused this Agreement to be signed by their respectiveofficers or other authorized persons thereunto duly authorized as of the date first written above.

THE PNC FINANCIAL SERVICES GROUP, INC.

By:  /s/ David J. Williams
Title:  Senior Vice President

/s/ Lawrence B. Seidman

Exhibit B

SETTLEMENT AGREEMENT AND MUTUAL RELEASE

This Settlement Agreement and Mutual Release (the “Aqreement”), dated June 6, 2007, is entered into by and betweem Yardville National Bancorp, Patrick M. Ryan, George Muller, Martin Tuchman, F.Kevin Tylus, Christopher S. Vernon, Robert Workman, James E. Bartolomei, Elbert G. Basolis, Jr. , Lorraine Buklad, Jay G. Destribats, Anthony N. Giampetro, Sidney L. Hofing, Gilbert W. Lugossy, Samual D. Marrazzo, and Louis R. Matlack (collectively “YNB”) and Lawrence B. Seidman, Dennis Pollack, and Seidman and Associates, LLC (collectively “Seidman”) (collectively, YNB and Seidman are referred to as the “Parties”);

    WHEREAS, on or about March 3, 2006 , Seidman instituted a shareholder disenfranchisement lawsuit against YNB with the Superior Court of New Jersey, Chancery Division, Passaic County, under a matter entitled Seidman, et al. v. Yardville National Bancorp, et al. (Docket No. PAS-C-4l-O6) (the “Action”);

    WHEREAS, on or about February 8, 2007, the Court entered an Order of Judgement that resolved all the issues in the case; and

    WHEREAS, on or about February 9, 2007, Seidman & Associates, LLC instituted a summary proceeding under the caption Seidman, et al, v. Yardville National Bancorp, et al. (Docket No. PAS-C-20-07) for a declaration to require Yardville National Bancorp to hold its annual meeting of shareholders on or before June 4 2007;

    WHEREAS, on or about March 21 , 2007 , the Court entered an Order requiring Yardville National Bancorp to hold its annual meeting of shareholders on or before July 12 , 2007 ; and

    WHEREAS, on or about March 29, 2007, the Court entered an Order Awarding Attorney’s Fees and Costs that awarded Seidman certain fees and costs associated with the Action; and

   WHEREAS, YNB and Seidman filed appeals with the Superior Court of New Jersey Appellate Division under Docket Number A-004348-06-T5 to challenge the February 8th Order and the March 29th Order (the “Appeal”); and

    WHEREAS, the Parties now wish to amicably settle and resolve all disputes and controversies relating to the Action, the date for the 2007 Annual Meeting of Shareholders, and the Appeal in order to avoid the uncertainty and costs associated with on-qoing litigation; and

  WHEREAS, the Parties have consulted with their respective attorneys prior to executing this Agreement

       NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement, the undersigned Parties do hereby agree as follows:

1.
Payment.  YNB agrees to pay Seidman the sum of One Hundred Thousand Fifty-Three and 6/100 Dollars ($100,053.06) (the “Settlement Payment”) within ten (10) days of Seidman’s delivery of a fully executed copy of this Agreement. The Settlement Payment is made in order to settle all disputes, claims and controversies between the Parties. Upon receipt of the Settlement Payment, Seidman agrees to execute and file warrants to satisfy the monetary judgments entered in the Action. The warrants shall only satisfy the monetary portion of the judgments entered in Action and not constitute a waiver of YNB’s ability to appeal paragraphs 4 and 6 of the February 8, 2007 Order entered in the Action.

2.
Consent to Vacate the March 21, 2007 Order. The Parties agree to the entry of a Consent Order that shall be entered by the Honorable Margaret M. McVeigh, P.J.Ch. which shall vacate the Court’s March 21, 2007 Order that reguires the 2007 annual meeting of shareholders to take place on July 12, 2OO7. The Consent Order shall be prepared and submitted to the Court by YNB’s counsel.

3.
Resolution of the Appeal. Seidman agrees that he will withdraw the cross-appeal filed in the Appeal under Docket Number A-OO4348-O6-T5. YNB agrees that it will withdraw all portions of its appeal, except its appeal of Paragraphs 4 and 6 of the February 8, 2007 Order entered in the Action. Seidman agrees not to oppose YNB’s appeal of Paragraphs 4 and 6 of the Court’s February 8, 2007 Order. The Parties further agree that they will use their best efforts to resolve the Appeal by jointly seeking to have the Appellate Division enter an Order that vacates Paragraphs 4 and 6 of the February 8, 2007 Order entered in the Action. In connection with the foregoing, in the event that Seidman’s counsel is asked by YNB to attend any conferences or otherwise provide services, YNB shall promptly reimburse Seidman for the reasonable fees and expenses of his counsel.

4.
2007 Annual Meeting of Shareholder. On or prior to the date of this Agreement, Yardville National Bancorp has entered into an Agreement and Plan of Merger (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which Yardville National Bancorp will merge with and into an unaffiliated corporation (the “Merger”), which provides, among other things, that Yardville National Bancorp will promptly take all steps necessary to duly call, give notice of, convene, and hold a special meeting of its shareholders for the purpose of considering the Merger Agreement and the Merger . In the event that the Merger Agreement is terminated for any reason prior to the consummation of the Merger, Yardville National Bancorp shall cause an annual meting of shareholders to be held within sixty (60) days of the effective date of such termination.

5.
Seidman’s Withdrawal of the Slate of Director Candidates. If an annual meeting of shareholders is held in accordance with paragraph 4 of this Agreement, Seidman & Associates, LLC shall withdraw its slate of director candidates seekinq election to the Yardville National Bancorp Board.

6.
Withdrawal of Proposal to Declassify Yardville National Bancorp’s Board. If an annual meeting of shareholders is held in accordance with paragraph 4 of this Agreement, Seidman & Associates, shall withdraw its shareholder proposal to hold an election on the adoption of a resolution to declassify Yardville National Bancorp’s Board of Directors and hold annual elections of each director seat.

7.
Yardville National Bancorp’s Nomination of Candidates. If an annual meeting of shareholders is held in accordance with paragraph 4 of this Agreement, Yardville National Bancorp shall nominate the following slate of candidates for election to the Yardville National Bancorp Board of Directors at the 2007 annual meeting of shareholders: Elbert G. Basolis, Jr., Dennis Pollack, Patrick Robinson, Patrick M. Ryan and F. Kevin Tylus.

8.
Adoption of Declassification Amendment. If an annual meeting of shareholders is held in accordance with paragraph 4 of this Agreement, Yardville National Bancorp shall cause to be submitted to a vote of the shareholders an amendment to its certificate of incorporation to declassify its Board and hold annual elections for each director seat on the Board beginning at the 2008 annual meeting of shareholders.

9.
Share Voting Agreement. If an annual meeting of shareholders is held in accordance with paragraph 4 of this Agreement, Seidman agrees to be present, in person or by proxy, and to vote or cause to be voted, in person or by proxy, all of the shares which it beneficially owns, in favor of the slate of candidates the Yardville National Bancorp Board Directors nominates for election at the 2007 annual meeting of shareholders.

10.
No Admission. This Agreement is executed pursuant to a compromise and settlement entered into without any admission of liability by the Parties, but solely for the purpose of avoiding costly litigation on disputed claims and avoiding uncertainty, controversy and legal expense.

11.
Amendment. This Agreement shall be binding upon the Parties and may not be amended, supplemented, changed, or modified in any manner, orally or otherwise, except by an instrument in writing of concurrent or subsequent date signed by the Parties.

12.
Entire Agreement. This Agreement contains and constitutes the entire understanding and agreement between the Parties and cancels all prior or contemporaneous oral or written, negotiations, agreements, commitments, warranties, representations and promises in connection herewith.

13.
Severability. If any provision in this Agreement is declared or determined by any court or arbitrator to be illegal or invalid, the validity of the remaining parts, terms, or provisions shall not be affected, and the illegal or invalid part, term, or provision shall be deemed not to be a part of this Agreement.

14.
Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, and the counterparts shall together constitute one and the same agreement, notwithstanding that all Parties are not a signatory to the original or the same counterpart. Furthermore the Parties mutually agree that this Agreement may be executed by a faxed signature in counterparts which taken together should be considered an original.

15.	Headings. The headings of the sections contained herein are for convenience only and are not to be used to definite, limit or construe their contents.

16.	Successors. All of the rights and obiliqations of the Parties under this Agreement shall bind and inure to the benefit of the respective successors, grantees and assigns of the Parties.

17.
Representation by Counsel. The Parties hereby acknowledge that each has been represented by legal counsel of its own choice throughout all of the negotiations which preceded the execution of this Agreement and that each of them has executed this Agreement with the consent and on the advice of such legal counsel. The Parties further acknowledge that each of them and their counsel have had an adequate opportunity to make whatever investigations or inquiry that they may deem necessary or desirable in connection with the subject matter of this Agreement prior to the execution hereof and the delivery and acceptance of the consideration specified herein. Each party has reviewed and revised, or had the opportunity to revise this Agreement, and accordingly the rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

By signing below the Parties acknowledge that they have consulted with legal counsel regarding this Agreement and have carefully read and fully understand all of the provisions of this Agreement and that they are voluntarily entering into this Agreement.

Dated: 6/6/07   /s/ Lawrence B. Seidman
            Lawrence B. Seidman

                      SEIDMAN & ASSOCIATES, LLC

Dated: 6/6/07   By: /s/ Lawrence B. Seidman
                       Lawrence B. Seidman

Dated:
            Dennis Pollack

                      YARDVILLE NATIONAL BANCORP

Dated: 6/6/07   /s/ Patrick M. Ryan

Dated: 6/6/07   /s/ Patrick M. Ryan
                      Patrick M. Ryan

        Dated: 6/6/07      /s/ George Muller
                      George Muller

        Dated: 6/6/07   /s/ Martin Tuchman
               Martin Tuchman

        Dated: 6/6/07   /s/ F. Kevin Tylus
                            F. Kevin Tylus

Dated:
                       Christopher S. Vernon

Dated: 6/6/07   /s/ Robert Workman
                       Robert Workman

Dated: 6/6/07   /s/ James E. Bartolomei
                       James E. Bartolomei

Dated: 6/6/07   /s/ Elbert G. Basolis, Jr.
                       Elbert G. Basolis, Jr.

Dated:
                       Lorraine Buklad

Dated: 6/6/07   /s/ Jay G. Destribats
                        Jay G. Destribats

Dated: 6/6/07   /s/ Anthony M. Giampetro
                       Anthony M. Giampetro

Dated:
             Sidney L. Hofing

Dated: 6/6/07   /s/ Gilbert W. Lugossy
                        Gilbert W. Lugossy

Dated: 6/6/07   /s/ Samual D. Marrazzo
                        Samual D. Marrazzo

Dated: 6/6/07   /s/ Louis R. Matlack
            Louis R. Matlack